UM

06004673

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 2 8 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.S.H. Trading, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Wall Street, PH 1
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel DeRose (917) 495-7513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company
(Name – *if individual, state last, first, middle name*)

One Bradley Road, Suite 710	Woodbridge	CT	06525
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 0 4 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Haas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.S.H. Trading, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

INNA KRASNIK
Notary Public, State of New York
No. 01KR6091570
Qualified in Kings County
Commission Expires April 28, 20__
Certificate filed with New York County

Signature

managing member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSH TRADING, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

GREENBERG & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
One Bradley Road
Suite #710
Woodbridge, Connecticut 06525
Telephone 203-397-1468 ~ Fax 203-397-1475

LAURENCE E. GREENBERG, CPA LUCIANN HEALEY, CPA

REPORT OF INDEPENDENT ACCOUNTANTS

JSH Trading, LLC

We have audited the accompanying statement of financial condition of JSH Trading, LLC (the Partnership), as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSH Trading, LLC at December 31,2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 171 of the American Stock Exchange. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg and Company

February 22, 2006
Woodbridge, Connecticut

JSH TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

ASSETS

Cash	$	30,837
Options, net, at market value		2,590,798
Dividends Receivable		21,759
Due from Broker		667,934
Computer Equipment, net of accumulated depreciation of $1,924		15,481
Other Assets		4,838
TOTAL ASSETS	**$**	**3,331,648**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Stocks, net, at market value	$	496,889
Accounts Payable		50,012
Accrued Expenses		134,704
Dividends Payable		5,980
TOTAL LIABILITIES	**$**	**687,585**

MEMBERS' EQUITY:

Total Members' Equity (see Statement of Changes in Members' Equity)	$	2,644,063
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**3,331,648**

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:				
Unrealized gains and losses from trading	$	1,409,308		
Realized gains and losses from trading		1,077,232		
Interest Income		150,817		
Dividend Income		135,692		
Rebate Income		55,650		
TOTAL REVENUE			$	2,828,699
EXPENSES:				
Salaries and Wages	$	199,361		
Clearing Costs		692,288		
Interest Expense		378,936		
Computer Consulting		686,341		
Dividend Expense		86,096		
Equipment Rental		39,369		
Professional Fees		55,169		
Computer software and equipment		79,302		
Rent		60,413		
Quotations and Research		352,419		
Exchange Fee		7,638		
Licenses and Permits		31,772		
Travel and Entertainment		33,467		
Office		69,750		
Telephone and Utilities		14,808		
Insurance		6,113		
Payroll taxes and fringe benefits		36,858		
Depreciation		1,924		
TOTAL EXPENSES				2,832,024
NET LOSS			**$**	**(3,325)**

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	TOTAL	99% MANAGING MEMBER	0.50% MEMBER	0.50% MEMBER
Members' Equity - January 1, 2005	$ 972,388	$ (71,522)	$ 1,032,275	$ 11,635
Capital Contributions	$ 1,675,000	1,675,000	-	-
Net Loss	$ (3,325)	(3,291)	(17)	(17)
Members' Equity - December 31, 2005	$ 2,644,063	$ 1,600,187	$ 1,032,258	$ 11,618

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net Loss		$ (3,325)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 1,924	
Unrealized gains and losses from trading	(1,409,308)	
Realized gains and losses from trading	(1,077,232)	
Interest Income	(150,817)	
Dividend Income	(135,692)	
Rebate Income	(55,650)	
Clearing Costs	692,288	
Interest Expense	378,936	
Dividend Expense	86,096	
Miscellaneous	13,116	
(Increase) decrease in operating assets:		
Other Assets	(478)	
Increase (decrease) in operating liabilities:		
Accounts Payable	(38,995)	
Accrued Expenses	128,254	
Total adjustments		(1,567,558)
Net cash provided by operating activities		(1,570,883)
Cash flows from investing activities		
Additions to securities trading account	(505,000)	
Transfers from securities trading account	450,000	
Purchase of computer equipment	(17,405)	
Net cash used in investing activities		(72,405)
Cash flows from financing activities		
Members' contributions	1,675,000	
Net cash provided by financing activities		1,675,000
Cash at beginning of year		$ (875)
Cash at end of year		$ 30,837

The accompanying notes are an integral part of these financial statements.

JSH TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Organization and Nature of Business

JSH Trading, LLC, (The Partnership), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the *National Association of Securities Dealers (NASD).* The Partnership is a New York limited liability company.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Partnership. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises primarily principal transactions funded by the member's capital contributions. There are no customers.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into are reported on a settlement date basis. Securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management, if necessary. As of December 31, 2005, all marketable securities had a readily determinable market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

The Partnership is a pass-through entity for Federal and State income taxes. Income taxes on the Partnership's earnings are the responsibility of the members of the Limited Liability Company. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to a clearing organization at December 31, 2005 consist of the following:

	Receivable	Payable
Receivable from Clearing Broker	$ 667,935	$ -
Dividends receivable/payable	21,759	5,980
Total	$ 689,694	$ 5,980

4. Securities

Marketable Securities owned and sold, not yet purchases, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not yet Purchased
Corporate Stocks	$18,233,101	$18,719,990
Options	10,168,208	7,577,410
Total	$28,369,794	$26,297,400

5. Net Capital Requirements

The Partnership is exempt from the Securities and Exchange Act Net Capital Rule pursuant to paragraph 15c3-1(b)(1). JSH Trading, LLC is a Market Maker (as defined), in listed options on the American Stock Exchange, and, therefore, is excluded from Rule 15c3-1(b)(1). The partnership is subject to Rule 171 of the American Stock Exchange which provides for a minimum tentative net capital requirement, (as defined), of $1,000,000. The partnership had tentative net capital of $2,619,494 as of December 31, 2005, which exceeds the minimum requirement by $1,619,494. Schedule 1, attached, provides the tentative net capital requirement calculation.

6. Commitments and Contingent Liabilities

The Partnership leases office space in New York City under an operating lease. The lease is renewed annually and calls for monthly rental payments of $4,595, plus associated fees. Total rent expense for the year ended December 31, 2005 was $60,413.

7. Partnership Agreement

Net operating profits and losses will be allocated to the members in accordance to section 4.2 of the Partnership Operating Agreement.

8. Audit Adjustments

The Partnership files quarterly FOCUS Reports with the NASD. Following is a reconciliation between the Partnership's FOCUS report as of December 31, 2005 and the audited financial statements:

Reconciliation with Partnership's computation

Net income, as reported in Partnership's Part II (unaudited) FOCUS report	\$85,773
Audit adjustments to record additional fees for services rendered	(89,100)
Net Loss	\$(3,325)

JSH TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 171 OF THE AMERICAN STOCK EXCHANGE

AS OF DECEMBER 31, 2005

Schedule I

Net Capital		
Total Members' Equity		$ 2,644,063
Deduct Members' Equity not allowable for net capital		-
Total Members' Equity qualified for net capital		2,644,063
Deductions		
Nonallowabe assets		
Computer Equipment, net of accumulated depreciation	$ 15,481	
Dividend Receivable, portion not paid within 30 days	4,250	
Other assets	4,838	
Total Deductions		(24,569)
Net Capital		$ 2,619,494
Tentative Net Capital Requirement		$ 1,000,000
Excess Tentative Net Capital		$ 1,619,494

Greenberg & Company
Certified Public Accountants
One Bradley Road
Suite 710
Woodbridge, Connecticut 06525
Telephone (203) 397-1468 Facsimile (203) 397-1475

LAURENCE E. GREENBERG, CPA **LUCIANN HEALEY, CPA**

JSH Trading, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of JSH Trading, LLC (the Partnership), for the year ended December 31, 2005, we considered its internal control, including control activated for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-3.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In the fulfilling of this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud many occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in

amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Greenberg and Company

February 22, 2006
Woodbridge, Connecticut